November 17, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (704) 386-4579

Mr. Alvaro G. de Molina
Chief Financial Officer
Bank of America Corporation
100 N. Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File No. 1-06523

Dear Mr. de Molina:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                Sincerely,

                                                John P. Nolan
                                                Accounting Branch Chief